                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                           (Amendment No.      4    )
                                              ---

                               MB FINANCIAL, INC.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  -------------
                         (Title and Class of Securities)

                                    55263D107
                                    ---------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                              Perry & Bagheri, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 26, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



Page 1 of 15 Pages                                     Exhibit Index at page 14

-------------------------------------------------------------------------------
CUSIP NUMBER 55263D107                       Page    2  of   15  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners, L.P. / 52-1899611

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    264,338 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    264,338 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               264,338
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.8%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 2 of 15 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 55263D107                       Page    3  of   15  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, Inc. /  52-1891904

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Incorporated: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    264,338 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    264,338 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               264,338 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.8%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 3 of 15 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 55263D107                       Page    4  of   15  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Steven D. Hovde/ ###-##-####

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               PF OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               U.S.
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY            18,400
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH(1)
                    264,338 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

                    18,400
               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    264,338 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               282,738 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               4.1%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------

(1) Of the 282,738 Shares beneficially owned by Steven D. Hovde, 264,338 of the Shares beneficially owned are as controlling shareholder/director of Hovde Capital, Inc. and 18,400 of the Shares beneficially owned are held directly.

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock (the "Shares"), of MB Financial, Inc., formerly Avondale Financial Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 1200 North Ashland Avenue, Chicago, Illinois 60622.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership"), Hovde Capital, Inc., and Steven D. Hovde, who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner (the "General Partner") of the Limited Partnership. Steven D. Hovde is a controlling shareholders of Hovde Capital, Inc.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner who are Reporting Persons. The General Partner controls the Limited Partnership.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group.
Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     (b) None.

     (c)  None.

     (d)  None.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of March 4, 1999, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 6,986,172 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its chief executive officer or president. As such, the Limited Partnership and the General Partner share voting and investment power with respect to the Shares. Neither the General Partner, its executive officers, directors or controlling persons beneficially

Page 6 of 15 Pages
owns any Shares personally or otherwise, except for the Shares beneficially owned by Steven D. Hovde.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of March 4, 1999, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e) The Reporting Persons ceased beneficial ownership of more than five percent of the Shares on February 26, 1999.


     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL TREATMENT
               (Incorporated by reference to Amendment No. 1, filed with the
               Securities and Exchange Commission (the "Commission") on November
               30, 1998)]
Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 1, filed  with the Commission on November 30,
               1998)
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by
               reference to Amendment No. 1, filed  with the Commission on
               November 30, 1998)
Exhibit E -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by
               reference to Amendment No. 1, filed  with the Commission on
               November 30, 1998)
Exhibit F -    Customer Agreement between NationsBanc Montgomery Securities and
               Steven D. Hovde. (Incorporated by reference to Amendment No. 1, filed  with the Commission on November 30, 1998)
Exhibit G -    Prime Broker Agreement between NationsBanc Montgomery Securities and Steven D. Hovde. (Incorporated by reference to Amendment No.
               1, filed  with the Commission on November 30, 1998)

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         STEVEN D. HOVDE

                                   /s/ Steven D. Hovde
                              -------------------------------------------------


Dated:    3/4/99
        ----------

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                        Principal Business and
                                        Address of Principal Business
     Name                               or Principal Office
     ----                               ------------------------------
Financial Institution Partners, L.P.    Limited partnership formed to make
                                        investments primarily in equity
                                        securities of financial institutions.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Hovde Capital, Inc.                     Corporation formed to serve as the
                                        general partner of Financial Institution
                                        Partners, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Incorporated: State of Delaware

Steven D. Hovde                         Investment banker
                                        Hovde Financial, Inc.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067

    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(2)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (3)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm



(2) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO of Hovde Capital, Inc.
(3) Eric D. Hovde is affiliated with the following Reporting Persons: President of Hovde Capital, Inc.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------


Financial           $3,562,947.19       $1,247,031.52/      Working Capital/
Institution                             $2,315,915.67       Margin Account*
Partners, L.P.

Hovde Capital,      $3,562,947.19       $1,247,031.52/      Working Capital/
                    Inc.                $2,315,915.67       Margin Account of
                                                            Affiliate*

Steven D. Hovde     $287,500.00         $100,625.00/        Working Capital/
                                        $186,875.00         Margin Account **

-----------------------------------------------------
* $2,315,915.67 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
** $186,875.00 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         264,338                       3.8%
Partners, L.P.

Hovde Capital, Inc.           264,338                       3.8%

Steven D. Hovde               18,400                        0.3%
-------------------------------------------------------------------------------

Aggregate Shares Held by      282,738                       4.1%
Reporting Persons

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of March 4, 1999:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------
Financial      2/16/99        39,032    $14.50         Sell           ABN Amro
Institution
Partners,      2/12/99        700       $14.50         Sell           Bloomberg
L.P.                                                                  Tradebook
-------------------------------------------------------------------------------
Eric D.        2/16/99        7,500     $14.50         Sell           ABN Amro
Hovde
-------------------------------------------------------------------------------


Page 13  of 15

                                  EXHIBIT INDEX


                                                                 Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)        15

Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST
               FOR CONFIDENTIAL TREATMENT] (Incorporated
               by reference to Amendment No. 1, filed with the
               Commission on November 30, 1998)](4)

Exhibit C -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 1, filed with the Commission on
               November 30, 1998)

Exhibit D -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 1, filed with the Commission on
               November 30, 1998)

Exhibit E -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to Amendment
               No. 1, filed with the Commission on November 30, 1998)

Exhibit F -    Customer Agreement between NationsBanc
               Montgomery Securities and Steven D. Hovde (Incorporated
               by reference to Amendment No. 1, filed with the
               Commission on November 30, 1998)

Exhibit G -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Steven D. Hovde (Incorporated
               by reference to Amendment No. 1, filed with the
               Commission on November 30, 1998)

------------------------------------------
(4) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

                                                                      EXHIBIT A
               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:          /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         STEVEN D. HOVDE

                                   /s/ Steven D. Hovde
                              -------------------------------------------------



Dated:         3/4/99
               ------

Page 15 of 15